Filed by Personnel Group of America, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Registrant No. 001-13956

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PERSONNEL GROUP OF AMERICA, INC.

PGA Contacts:	James C. Hunt Chief Financial Officer 704-442-5105	Ken Bramlett Senior Vice President 704-442-5106

PERSONNEL GROUP OF AMERICA COMMENTS ON POTENTIAL NYSE DELISTING

CHARLOTTE, NC (November 18, 2002) — Personnel Group of America, Inc. (NYSE:PGA), a leading information technology and professional staffing services company, today commented on the New York Stock Exchange announcement of its intent to suspend PGA’s shares from trading on the NYSE, effective November 21, 2002, and seek delisting.

Larry L. Enterline, PGA’s Chief Executive Officer, stated, “We’ve been working closely with the NYSE for some months now, and are obviously disappointed that the NYSE has chosen to take this action. We had expected the market’s reaction to our recent restructuring announcement to be more positive, given our view of the benefits and the probability of closing the proposed arrangement. We believe the proposed financial restructuring will create long-term value for our shareholders and that the transaction, which is supported by a number of our creditors, will promote a return to compliance with the NYSE’s listing standards. As a result, we intend to appeal the NYSE’s decision vigorously in accordance with Exchange rules. In the meantime, PGA’s shares will continue to trade publicly after November 20, 2002, on the over-the-counter bulletin board.”

About PGA
 Personnel Group of America, Inc. is a nationwide provider of information technology consulting and custom software development services; high-end clerical, accounting and other specialty professional staffing services; and technology systems for human capital management. The Company’s IT Services operations now operate under the name “Venturi Technology Partners” and its Commercial Staffing operations operate as “Venturi Staffing Partners or Venturi Career Partners.”

Forward Looking Statements
 Certain information contained in this press release may be deemed forward-looking statements regarding events and financial trends that may affect PGA’s future operating results or financial position. These statements may be identified by words such as “estimate,” “forecast,” “plan,” “intend,” “believe,” “should,” “expect,” “anticipate,” or variations or negatives thereof, or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in such statements.

PGA Comments on Potential NYSE Delisting

November 18, 2002

These risks and uncertainties include, but are not limited to, the following: the risk that the Company may not be able to complete its proposed financial restructuring as planned or at all, the risk that the Company’s appeal of the NYSE’s decision to delist PGA’s shares will not be successful, the risk that trading of PGA’s shares on the over the counter bulletin board will negatively affect the price, volatility or liquidity of PGA’s common stock, changes in levels of unemployment and other economic conditions in the United States, or in particular regions or industries; adverse changes in credit and capital markets conditions that may affect the Company’s ability to obtain financing or refinancing on favorable terms; economic declines that affect the Company’s liquidity or ability to comply with its loan covenants or covenants to be included in the definitive agreements contemplated in the agreement in principle; continuing weakness or reductions in corporate information technology spending levels; adverse changes to management’s periodic estimates of future cash flows that may affect management’s assessment of its ability to fully recover its intangible assets; reductions in the supply of qualified candidates for temporary employment or the Company’s ability to attract qualified candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for PGA’s services, or the Company’s ability to maintain its profit margins; the possibility of the Company incurring liability for the activities of its temporary employees or for events impacting its temporary employees on clients’ premises; the Company’s success in attracting, training and retaining qualified management personnel and other staff employees; whether governments will impose additional regulations or licensing requirements on personnel services businesses in particular or on employer/employee relationships in general; and other matters discussed in this press release and the Company’s SEC filings. Because long-term contracts are not a significant part of PGA’s business, future results cannot be reliably predicted by considering past trends or extrapolating past results. The Company undertakes no obligation to update information contained in this release and is not responsible for any changes made to this release by wire or Internet services.

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Investors should carefully read any registration statement, proxy statement or other documents that may be filed with the SEC in connection with the transactions contemplated by the proposed restructuring. Any such filings will contain important information about the Company, the proposed restructuring and related matters, and will also be available at no charge at the SEC’s website at http://www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any state where such offer, solicitation or sale would be unlawful.

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